UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes  ☐                         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes  ☐                         No  ☒

NORTEL INVERSORA S.A.

Item
1.	Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013

2.	Notice of Appointment of Members of the Supervisory Committee, Regular Directors, Members of the Audit Committee and External Auditors (Fiscal Year 2013)

3.	English translation of letter to the Comisión Nacional de Valores – CNV
(Argentine Securities Commission) dated April 26, 2013 regarding termination of General Manager and Officer in Charge of Market Relations and appointment of Replacement Officer

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013 (the “Meeting”).

There was one (1) stockholder present, by proxy, with an aggregate of 5,330,400 book entry shares of common stock, with an aggregate par value of $53,304,000 and 5,330,400 votes, which represent 100% of the capital stock with the right to vote.

1)	The Meeting resolved that the Minutes be signed by the attorney-in-fact of Sofora Telecomunicaciones S.A., by the Company’s President, Mr. Patrizio Graziani, and by the regular member of the Supervisory Committee, Mr. Gerardo Prieto.

2)	The Meeting resolved to approve the documentation of Fiscal Year 2012 (Annual Report – including the Report on Corporate Governance Code, attached thereto as Schedule I-, Supplementary Financial Information, Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee, and all other documents relating to such fiscal year, including the financial documents in English language required by the U.S. Securities & Exchange Commission), in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

3)	The Meeting resolved to create a Special Reserve resulting from the Adoption of the IFRS of AR$ 204 million and to allocate an amount of AR$1.466 million to the already existing Voluntary Reserve for the Future Distribution of Dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted –and their subsequent distribution- from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future liquidity.

4)	The meeting resolved to approve the performance of all the members of the Board of Directors and the Supervisory Committee since April 27, 2012 until the date of the Meeting.

5)	The Meeting resolved to approve compensation for services rendered by the Board of Directors during Fiscal Year 2012, since April 27, 2012 until the date of the Meeting, in an amount of AR$2,600,000 to be paid to the Board’s members in the manner to be decided by the Board of Directors, against which all advance payments received by the directors during Fiscal Year 2012 and until the date of the Meeting will be computed.

6)	The Meeting authorized the Board of Directors to make advances of up to an aggregate amount of AR$2,600,000 to all Board’s members serving during Fiscal Year 2013, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and to increase said amount in case of inflation.

7)	The Meeting resolved to approve compensation in an aggregate amount of AR$564,900 for the Supervisory Committee for services rendered during Fiscal Year 2012, and to authorize the Supervisory Committee to distribute such compensation in the manner it deems convenient, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2012 and until the date of the Meeting will be computed.

8)	The Meeting authorized the Board of Directors to make advances of up to AR$564,900 to the members of the Supervisory Committee to be appointed for the twentieth-fifth fiscal year, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and authorized the Board to increase said amount in case of inflation.

9)	The Meeting resolved to approve the appointment of Ms. Susana Margarita Chiaramoni and Messrs. Ignacio Arrieta and Gerardo Prieto as regular members of the Supervisory Committee, and, as alternate members, Ms. Jacqueline Berzón (as alternate of Ms. Chiaramoni), Mr. Tomás Insausti (as alternate of Mr. señor Arrieta), and Mr. Guillermo Feldberg (as alternate of Mr. Prieto).

It was informed at the Meeting that Messrs. Susana Margarita Chiaramoni, Jacqueline Berzón, Ignacio Arrieta and Tomás Insausti are lawyers and qualify as “Independent”, since none of the circumstances described in Section 11 of Chapter III of the CNV Rules as affecting independence applies to them.

It was informed that Messrs. Gerardo Prieto and Guillermo Feldberg are certified public accountants and all of them are “Independent” since none of them fulfills the conditions that Technical Resolution No. 15 of the FACPCE [Federación de Consejos Profesionales de Ciencias Económicas] provides as necessary for an accountant to be considered “Not Independent”, nor are they covered by any of the scenarios listed in the third paragraph of Section 4 of Chapter XXI of the CNV Rules. In addition, it was informed that neither the proposed members of the Supervisory Committee nor the firms which they belong to, nor any other professionals belonging to such firms, have ever been external auditors of the Company, nor will they be proposed as such by Sofora Telecomunicaciones S.A.

10)	The Meeting approved as total fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2012, an amount of AR$229,900 (VAT included).

11)	The Meeting approved the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2013. The Meeting also approved that the external auditors’ fees be fixed by the shareholders’ meeting in which the financial documents for Fiscal Year 2013 will be considered, and to authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees.

12)	The Meeting approved a budget of AR$50,000 for the activities of the Audit Committee during Fiscal Year 2013.

13)

The Meeting approved the appointment of María Inés Cecilia de San Martín as Regular Director and Mr. Mario Biondi as Alternate Director of the Company, made by the Company’s Supervisory Committee on July 26, 2012, pursuant to Section 258, 2nd paragraph of Law No. 19,550, and resolved to extend their term until the date of the stockholders’ meeting in which the financial documents for Fiscal Year 2013 will be considered.

14)	Taking into account that: (i) on February 12, 2013, Mr. Ciro Di Cecio submitted his resignation as Regular Director of the Company, having his resignation been accepted by the Board at its meeting held on February 28, 2013, effective as of the end of the Meeting; (ii) on April 23, 2013, Mr. Enrique Llerena submitted his resignation as Regular Director of the Company, effective as of such date, and (iii) the Meeting is attended by 100% of the Company’s shares with the right to vote, and such shares have granted their approval, the Meeting resolved to appoint two Regular Directors for Fiscal year 2013.

The Meeting resolved to appoint two Regular Directors of the Company, to fill in the Board’s vacancies and to serve from the date of the Meeting until the date of the stockholders’ meeting in which the financial documents for Fiscal Year 2013 will be considered, electing Mr. Domingo Jorge Messuti and Mr. Lorenzo Canu.

In addition, the Meeting resolved to take note that: (i) pursuant to the CNV Rules, Mr. Domingo Jorge Messuti is “Independent” both pursuant to the CNV Rules and following the guidelines set forth by Rule 10A-3 of the Securities and Exchange Commission, while Mr. Lorenzo Canu is “Non-independent”; (ii) none of Messrs. Domingo Jorge Messuti and Lorenzo Canu currently is or, in the prior 36 months, has been a member of the Board of Directors of any company organized in Argentina or providing services in Argentina, directly or indirectly controlled by Telefónica, S.A.; and (iii) in case of absence or impossibility, Mr. Lorenzo Canu shall be replaced by any of Messrs. Dionisio Dima, Francesco Saverio Bruno or María Paola Martinuzzi, and Mr. Domingo Jorge Messuti shall be replaced by Mr. Pedro Eugenio Aramburu.

Mr. Eduardo Kupfer, representing the Buenos Aires Stock Exchange, attended the stockholders’ meeting.

Maria Blanco Salgado

Attorney in fact

NORTEL INVERSORA S.A.

Appointment of Members of the Supervisory Committee, Regular Directors, Members of the Audit Committee and External Auditors (Fiscal Year 2013)

Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013 , by the Board of Directors and the Supervisory Committee meetings of the same date, in connection with the members of the Board of Directors, Supervisory Meeting, Audit Committee and External Auditors of Nortel Inversora S.A.

BOARD OF DIRECTORS: The Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013 approved: (i) the appointment of Regular Director Ms. María Inés Cecilia de San Martín and Alternate Director Mr. Mario Biondi, made by the Supervisory Committee on July 26, 2012, pursuant to Section 258 of the Commercial Companies Law; (ii) the appointment of Messrs. Domingo Jorge Messuti and Lorenzo Canu, as Regular Directors. The directors mentioned in (i) and (ii) above will remain in their positions until the stockholders’ meeting in which the financial documents for Fiscal Year 2013 will be considered, as the rest of the regular and alternate members of the Board of Directors of Nortel Inversora S.A. appointed by the Annual General Stockholders’ Meeting held on April 7, 2011, the Annual General Stockholders’ Meeting held on April 27, 2012 and the Annual General Stockholders’ Meeting held on June 13, 2012 –which were timely informed- who remain in their positions as a result of having been appointed for a three year term (fiscal years 2011 to 2013 inclusive). Therefore, the Board of Directors has now the following members: President: Patrizio Graziani. Vice President: Eduardo Federico Bauer. Regular Directors: Lorenzo Canu, Andrea Balzarini, Domingo Jorge Messuti, Julio Pedro Naveyra and María Inés San Martín. Alternate Directors: Dionisio Dima, Francesco Saverio Bruno and María Paola Martinuzzi (alternates for any of Messrs. Patrizio Graziani, Lorenzo Canu and Andrea Balzarini), Pablo Rodrigo Tarantino (alternate for Mr. Eduardo Federico Bauer), Pedro Eugenio Aramburu (alternate for Mr. Domingo Jorge Messuti), Fabiana Leticia Marges (alternate for Mr. Julio Pedro Naveyra) and Mario Biondi (alternate for Ms. María Inés Cecilia de San Martín).

SUPERVISORY COMMITTEE: Regular Members: Ignacio Arrieta (President), Susana Margarita Chiaramoni and Gerardo Prieto. Alternate Members: Jacqueline Berzón (alternate for Ms. Susana Margarita Chiaramoni), Tomás Insausti (alternate for Mr. Ignacio Arrieta) and Guillermo Feldberg (alternate for Mr. Gerardo Prieto). The members of the Supervisory Committee shall serve for one term (until the stockholders’ meeting in which the financial documents for Fiscal Year 2013 will be considered).

AUDIT COMMITTEE: Domingo Jorge Messuti, Julio Pedro Naveyra (“financial expert” of the Audit Committee) and María Inés Cecilia de San Martín. All of them have expertise and experience in business and/or financial and/or accounting matters, as required by Section 13 of Chapter III of the CNV Rules. The members of the Audit Committee shall serve for one term (until the stockholders’ meeting in which the financial documents for Fiscal Year 2013 will be considered).

EXTERNAL AUDITORS FOR FISCAL YEAR 2013: Estudio Price Waterhouse & Co. S.R.L. Regular Certifying Accountant: Alejandro Pablo Frechou. Alternate Certifying Accountant: Carlos Néstor Martínez.

María Blanco Salgado

Attorney-in-fact

NORTEL INVERSORA S.A.

Buenos Aires, April 26, 2013

Mr. President of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

S.                              /                     D.

Ref:	Termination of General Manager and Officer in Charge of Market Relations. Appointment of Replacement Officer.

Dear Sir:

In my capacity as President of Nortel Inversora S.A. (hereinafter, the “Company”), I hereby inform you that Mr. Jorge Alberto Firpo has ceased in his functions as General Manager and Officer in Charge of Market Relations of the Company.

In addition, I hereby inform that Ms. María de los Angeles Blanco Salgado has been appointed by the Board of Directors meeting held today, with the conformity of the members of the Supervisory Committee who attended such meeting, as Officer in Charge of Market Relations, pursuant to Section 99, Paragraph a) of the Capital Markets Law No. N° 26,831, effective as of today.

Sincerely,

Patrizio Graziani

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 29, 2013	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations